FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 27, 2007 regarding announcement on new Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: May 9, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces New Directors

Tokyo, April 27, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new directors in accordance with a decision taken at a meeting of Nominating Committee convened today, and is subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2007.

1. Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2007> [* New]

<Chairman of the Board>

  Etsuhiko Shoyama, currently Chairman of the Board

<Director>

  Kazuo Furukawa, currently Director; Representative Executive Officer, President

  Yagi Yoshiki, currently Director

  Tadamichi Sakiyama, currently Director

*Toyoaki Nakamura, currently Representative Executive Officer, Senior Vice President and Executive Officer, General Manager of Finance Department I

<Outside Director>

*Yoshie Ota, currently Advisor, Japan Institute of Workers’ Evolution

*Mitsuo Ohashi, currently Chairman of the Board, Showa Denko K.K.

*Akihiko Nomiyama, currently Special Advisor, NIPPON MINING HOLDINGS, INC.

*Kenji Miyahara, currently Chairman of the Board, Sumitomo Corporation

  Tohru Motobayashi, currently Outside Director; Partner, Mori Hamada & Matsumoto

<Director>

*Takeo Ueno, currently President, Hitachi Via Mechanics, Ltd.

  Isao Uchigasaki, currently Director; Director and Chairman of the Board, Hitachi Chemical Co., Ltd.

*Michihiro Honda, currently Chairman of the Board, Hitachi Metals, Ltd.

Each committee is scheduled to be composed of the following members (Chairman underlined)

•	Nominating Committee:

Etsuhiko Shoyama, Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi, Kazuo Furukawa

•	Audit Committee:

Yoshiki Yagi, Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Tadamichi Sakiyama

•	Compensation Committee:

Etsuhiko Shoyama, Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi, Kazuo Furukawa

2. Resigning Directors

Takashi Miyoshi, currently Director

Ginko Sato, currently Outside Director; Honorary President, Japan Association for the Advancement of Working Women

Hiromichi Seya, currently Outside Director; Senior Corporate Advisor, Asahi Glass Co., Ltd.

Takashi Kawamura, currently Director; Director and Chairman of the Board, Hitachi Software Engineering Co., Ltd.

Yoshiro Kuwata, currently Director; Director and Chairman of the Board, Hitachi High-Technologies Corporation

Masayoshi Hanabusa, currently Director; Chairman of the Board, Hitachi Capital Corporation

Ryuichi Seguchi, currently Director; Chairman Emeritus, Hitachi Construction Machinery Co., Ltd.

3. Biography of New Director Candidates

Toyoaki Nakamura

1. Date of Birth	:	August 3, 1952

2. Education

March, 1975	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

January, 2006	:	General Manager of Finance Department I, Hitachi, Ltd.

April, 2005	:	Chief Executive Officer and Chief Financial Officer of Hitachi Data Systems Solutions Holding Corporation

April, 2004	:	Chief Financial Officer of Hitachi Data Systems Solutions Holding Corporation

April, 2002	:	General Manager of Finance Division, Information & Telecommunication Systems Group

April, 2001	:	General Manager of Finance Division, System Solutions Group

June, 2000	:	Deputy General Manager of Finance & Distribution Systems Group

June, 1998	:	Senior Manager of Finance Department, Semiconductor Division

April, 1975	:	Joined Hitachi, Ltd.

Yoshie Ota

1. Date of Birth	:	September 1, 1942

2. Education

March 1966	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

July 2005	:	Advisor, Japan Institute of Workers’ Evolution

July 1998	:	Chairman, Japan Institute of Workers’ Evolution

June 1995	:	Director-General, Women’s Bureau, Ministry of Labor

June 1994	:	Director-General, Minister’s Secretariat, Ministry of Labor

December 1991	:	Vice Governor of Ishikawa Prefecture

April 1966	:	Joined Ministry of Labor

Mitsuo Ohashi

1. Date of Birth	:	January 18, 1936

2. Education

March 1959	:	Graduated from Faculty of Economics, Keio University

3. Business Experience

March 2007	:	Chairman of the Board, Showa Denko K.K.

January 2005	:	Representative Director and Chairman of the Board of Directors, Showa Denko K.K.

March 1997	:	Representative Director and President (CEO), Showa Denko K.K.

March 1995	:	Senior Managing Director, Showa Denko K.K.

March 1993	:	Managing Director, Showa Denko K.K.

March 1989	:	Director; General Manager, Corporate Planning Department, Showa Denko K.K.

May 1988	:	General Manager, Corporate Planning Department, Showa Denko K.K.

March 1985	:	General Manager, Petrochemicals Control Department, Showa Denko K.K.

December 1961	:	Joined Showa Denko K.K.

March 1959	:	Joined the Mitsui Bank Limited

Akihiko Nomiyama

1. Date of Birth	:	June 15, 1934

2. Education

March 1957	:	Graduated from Faculty of Law, the University of Tokyo

3. Business Experience

June 2006	:	Special Advisor, NIPPON MINING HOLDINGS, INC.

June 2003	:	Chairman of the Board, NIPPON MINING HOLDINGS, INC.

September 2002	:	President and CEO, NIPPON MINING HOLDINGS, INC.

April 2002	:	Chairman of the Board, JAPAN ENERGY CORPORATION

June 2000	:	Chairman of the Board, President and CEO, JAPAN ENERGY CORPORATION

June 1996	:	President and CEO, JAPAN ENERGY CORPORATION

June 1994	:	Senior Managing Director, General Manager of Tokyo Branch Office, JAPAN ENERGY CORPORATION

December 1993	:	Managing Director, General Manager of Corporate Planning Group, JAPAN ENERGY CORPORATION

December 1992	:	Managing Director, General Manager of Corporate Planning Group, NIKKO KYODO CO., LTD.

July 1989	:	Managing Director, NIPPON MINING CO., LTD.

July 1984	:	Director, Deputy General Manager of Petroleum Group NIPPON MINING CO., LTD.

July 1981	:	General Manager of Administrative Department, Petroleum Group, NIPPON MINING CO., LTD.

April 1957	:	Joined NIPPON MINING CO., LTD.

Kenji Miyahara

1. Date of Birth	:	November 5, 1935

2. Education

March 1958	:	Graduated from, Faculty of Law, Kyoto University

3. Business Experience

June 2001	:	Chairman of the Board, Sumitomo Corporation

June 1996	:	President and Chief Executive Officer, Sumitomo Corporation

June 1995	:	Executive Vice President, Sumitomo Corporation

June 1993	:	Senior Managing Director, Sumitomo Corporation

June 1990	:	Managing Director, Sumitomo Corporation President and Chief Executive Officer, Sumitomo Corporation of America

June 1988	:	Director, General Manager, Iron & Steel Import & Export Division Sumitomo Corporation

June 1986	:	Director, Deputy General Manager, Iron & Steel Import & Export Division Sumitomo Corporation

April 1958	:	Joined Sumitomo Shoji Kaisha, Ltd.

Takeo Ueno

1. Date of Birth	:	February 9, 1942

2. Education

March 1964	:	Graduated from Faculty of Law, Hitotsubashi University

3. Business Experience

June 2001	:	President, Hitachi Via Mechanics, Ltd.

April 2000	:	Deputy General Manager, Sales Management Division

April 1999	:	Corporate Officer, General Manager, Materials Department

May 1995	:	General Manager, Materials Department

August 1987	:	Deputy General Manager, Materials Department

December 1983	:	General Manager, Material Division of Hitachi Works

April 1964	:	Joined Hitachi, Ltd.

Michihiro Honda

1. Date of Birth	:	October 13, 1942

2. Education

March 1965	:	Graduated from Faculty of Mechanical Engineering, Shizuoka University

3. Business Experience

June 2006	:	Chairman of the Board, Hitachi Metals, Ltd.

June 2003	:	President, Chief Executive Officer & Director, Hitachi Metals, Ltd.

June 2000	:	President & Representative Director, Hitachi Metals, Ltd.

June 1999	:	Executive Managing Director & Representative Director, Hitachi Metals, Ltd.

June 1995	:	Member of the Board of Directors, Hitachi Metals, Ltd.

April 1993	:	General Manager of Yasugi Works, Hitachi Metals, Ltd.

April 1965	:	Joined Hitachi Metals, Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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